SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: May 13, 2013

Press Release

For Immediate Release

OTI Provides Update About Patent Infringement Suit against T-Mobile

The Claim Construction Hearing (Markman) Hearing is Complete

Rosh Pina, Israel, May 13, 2013 - On Track Innovations  Ltd. (“OTI”) (NASDAQ GM: OTIV) today provided an update regarding the patent infringement lawsuit alleging that Near Field Communication (NFC) enabled phones sold by T-Mobile USA, Inc. infringe OTI’s U.S. Patent No. 6,045,043.  A technology tutorial followed by a claim construction (Markman) hearing before the Court was completed this week. In the hearing, the Court considered the meaning of certain technical terminology used in the patent claim.  The lawsuit is pending in the United States District Court for the Southern District of New York and was filed in March, 2012. The date of the Court’s decision following the Markman hearing was not specified.

This patent is part of OTI’s extensive intellectual property portfolio, including over 100 issued patents and pending patent applications encompassing product applications, software platforms, system and product architecture, product concepts and more in the fields of NFC, contactless payments, secure ID, petroleum and parking solutions.

The board of directors of OTI has recently established a dedicated patent committee to leverage the intellectual property of OTI. The committee is assessing several options to do so.

OTI is a pioneer in the contactless payment market and supported MasterCard and Visa, among others, in the creation and implementation of contactless transaction processing and payment solutions. OTI provides NFC devices and reader solutions including the COPNI (Contactless Payment and NFC Insert) device, which adds NFC capability to existing (non-NFC) mobile phones.

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About On Track Innovations Ltd. (www.otiglobal.com)

On Track Innovations Ltd. (“OTI”) designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive IP portfolio. OTI combines state-of-the-art contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, Near Field Communication (NFC), contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from this patent. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements or their implications are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein is not part of this press release.

OTI Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com